Woori Bank’s Preliminary Financial Performance Figures
for the Year Ended December 31, 2016

The preliminary financial performance figures for Woori Bank for the year ended December 31, 2016, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item	FY 2016	FY 2015	% Change Increase
Revenue*	23,598,270	20,481,582	15.22
Operating Income	1,574,205	1,351,586	16.47
Income before Income Tax Expense	1,553,389	1,451,946	6.99
Net Income	1,277,534	1,075,392	18.80
Profit to the Equity Holders of the Parent Entity	1,261,266	1,059,157	19.08

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

•	Profit to the Equity Holders of the Parent Entity for 4Q2016 : KRW 155,351 million.

•	For more information, refer to our website. (www.wooribank.com)

The above figures are prepared in accordance with Korean International Financial Reporting Standards.

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.